Exhibit 99.7

R E P O R T

on the

audit of the merger of

bwin Interactive Entertainment AG into PartyGaming Plc

pursuant to section 7 EU-VerschG

and

section 220b AktG in conjunction with section 3 (2) EU-VerschG

(Courtesy translation from the German original)

This report was drawn up under the assumptions and restrictions in the section “Audit contract and procedures”. The report was drawn up for the Supervisory Board of bwin Interactive Entertainment AG and must not be published except where legally required in Austria.

In totalling rounded amounts and percentage figures and in foreign currency translation, the use of automatic calculators may result in differences due to rounding.

T A B L E   O F   C O N T E N T S

A. AUDIT CONTRACT AND PROCEDURES			1

NATURE AND SCOPE OF THE MERGER AUDIT			4

B. LEGAL RELATIONSHIPS			7

I.	Initial situation		7

II.	Merger of bwin Interactive Entertainment AG into PartyGaming Plc		7

C. MERGER AUDIT			10

I.	Completeness and accuracy of the merger plan		10

II.	Other findings		14

III.	Information for determining the share exchange ratio and cash compensation offer		15

	1.	Introduction	15
	2.	Methods for determining the share exchange ratio	16
	3.	Reasonableness of the valuation methods used	17
	4.	Share exchange ratio using different methods and specific difficulties encountered in the valuation	19

IV.	Audit findings in detail		20

	1.	Objects of valuation	20
	2.	Data basis (interim financial statements, business plans)	20
	3.	Valuation date	23
	4.	Valuation methods	23
	5.	Valuation according to the equity approach of the DCF-method	24
	6.	Derivation of the appropriate share exchange ratio and cash compensation offer	27
	7.	Quoted share prices	28
	8.	Multiples	29

D. SUMMARY AND CONCLUSIONS			30

A P P E N D I C E S

1.

Notarial Deed on the joint merger plan of the Management Board of bwin Interactive entertainment AG and the Board of Directors of PartyGaming Plc dated 20 December 2010 [“Notariatsakt über den gemeinsamen Verschmelzungsplan des Vorstands der bwin Interactive entertainment AG und des Board of Directors der PartyGaming Plc vom 20. Dezember 2010”] (excluding appendices)

2.	General Conditions of Contract for the Public Accounting Professions [Allgemeine Auftragsbedingungen für Wirtschaftstreuhandberufe]

L I S T O F A B B R E V I A T I O N S

AG	public limited company (Aktiengesellschaft)

AktG	Austrian Stock Corporation Act (Aktiengesetz)

bwin	bwin Interactive Entertainment AG, Börsegasse 11, A-1010 Vienna

bwin.party	bwin.party digital entertainment plc

Deloitte	Deloitte Audit Wirtschaftsprüfungs GmbH

EUR	Euro(s)

EU-VerschG	Austrian EU Merger Act (EU-Verschmelzungsgesetz)

FN	companies register number (Firmenbuchnummer)

GBP	UK pound(s) sterling

GBp	UK pence sterling

KFS/BW 1

Professional Guidelines of the Expert Committee on Business Administration and Organization of the Institute for Business Economics, Tax Law and Organization of the Austrian Chamber of the Tax Advising, Auditing and Accounting Professions for the Valuation of Businesses (adopted on February 27, 2006 as KFS/BW 1)

PartyGaming	PartyGaming Plc, Gibraltar Suite 711, Europort, Gibraltar

Plc	Public Limited Company

To the Supervisory Board of

bwin Interactive Entertainment AG

Börsegasse 11

1010 Vienna

Report on the audit of the merger
of bwin Interactive Entertainment AG
into PartyGaming Plc
pursuant to section 7 EU-VerschG in conjunction with section 220b AktG

A. AUDIT CONTRACT AND PROCEDURES

§ 1

By circular resolution of the Supervisory Board of bwin Interactive Entertainment AG of 25 October 2010 we were appointed as merger auditors of bwin Interactive Entertainment AG for the cross-border merger of bwin Interactive Entertainment AG (FN 166449 d) into PartyGaming Plc (number 91225 in the Gibraltar Register of Companies) pursuant to section 7 EU-VerschG.

§ 2

The subject of our audit was the merger plan dated 20 December 2010 specifically the share exchange ratio and cash compensation contained in this. The merger report of the Management Board and the usefulness of the merger are not part of the statutory merger audit. However, to the extent that the merger report explains and justifies the share exchange ratio and cash compensation, this serves as a source of information for reviewing their reasonableness.

§ 3	We performed the audit in the period September to December 2010. Viktor Purtscher and Manfred Geritzer are responsible for the engagement.

Courtesy translation – German version prevailing

§ 4	The following documents were specifically available to us for our audit:

	•	Joint merger plan of the Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc dated 20 December 2010

	•	merger report of the Management Board of bwin Interactive Entertainment AG dated 20 December 2010

	•	draft demerger and acquisition contract between bwin Interactive Entertainment AG and bwin Services AG dated 17 December 2010

	•	draft report on the audit of the demerger and acquisition contract between bwin Interactive Entertainment AG and bwin Services AG

	•	draft report on the audit of the remaining assets of bwin Interactive Entertainment AG

	•	reports on the audits of the financial statements and consolidated financial statements of bwin Interactive Entertainment AG for the years ending 31 December 2007, 2008 and 2009

	•	annual reports for 2007 - 2009 of PartyGaming Plc

	•	report on the audit of the closing balance sheet of bwin Interactive Entertainment AG as at 30 September 2010

	•	business plans consisting of budget balance sheets, budget income statements and cash flows, and explanations and planning assumptions of bwin Interactive Entertainment AG and PartyGaming Plc

	•	documents and calculations that were the basis for setting the share exchange ratio and cash compensation offer.

§ 5

Requested information and disclosure was provided to us by the Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc. The Management Board of bwin Interactive Entertainment AG signed a representation letter confirming that the information in the merger plan is complete and correct and that we have been provided with all the documents and information required for auditing the merger plan.

Courtesy translation – German version prevailing

It was further confirmed that we have been provided with all the documents required to assess the reasonableness of the share exchange ratio and the cash compensation offer. A further representation letter was signed by the Board of Directors of PartyGaming plc, which also confirmed that we have been provided with all the documents required to assess the reasonableness of the share exchange ratio.

The basis for our merger audit is the contract concluded with the company. The “General Conditions of Contract for the Public Accounting Professions” as issued by the Austrian Chamber of Public Accountants and Tax Advisors dated 8 March 2000 and 22 March 2010 (AAB 2010) (Appendix 2) are an integral part of this contract. These terms of contract apply not only between the company and the merger expert but also to third parties. Pursuant to section 3 (2) EU-VerschG in conjunction with section 220b (3) AktG, our responsibility and liability to the companies concerned by the merger and their shareholders is subject to section 275 UGB (Austrian Commercial Code). Pursuant to section 275 (2) UGB, our liability is limited to EUR 12 million.

Furthermore, we expressly draw attention to the fact that the Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc bear sole responsibility for drawing up and presenting the business plans as well as for the completeness of all the relevant data, and also for the correct and complete determination of the assumptions on which the plans are based and of all the important data and information. In view of the scope of our work, we can accept no responsibility for the actual occurrence of the assumptions and events and/or measures required to be implemented on which the business plan is based, nor for the results of the business activities. The responsibility for the business plans lies solely with the Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc. Our liability and responsibility are thus limited to the normal professional diligence to be applied following critical evaluation and assessment.

Courtesy translation – German version prevailing

With regard to future data it should further be noted that differences normally arise between forecasted/planned amounts and the amounts that actually occur since events and circumstances frequently turn out to be different from expectations, and these differences may be material.

Finally, attention has to be drawn to the fact that a business valuation depends to a very significant extent on planning figures relating to the future development of the Valuation Objects. Because of their nature, planning figures are associated with a lack of clarity, which is greater during times of unstable economic conditions than during times of stable economic conditions.

An audit of the annual financial statements of the participating companies was not part of our contract and was not performed by us.

NATURE AND SCOPE OF THE MERGER AUDIT

§ 6

Pursuant to section 7 EU-VerschG in conjunction with section 220b AktG the subject of the merger audit is the draft merger plan, specifically the reasonableness of the share exchange ratio, additional cash payments and cash compensation contained in this.

§ 7	Pursuant to section 5 (2) EU-VerschG, the merger plan must contain at least the following information:

	1.	the forms, names and registered offices of the transferring company and the company resulting from the merger;
	2.	share exchange ratio and the amount of any cash payments;
	3.	details of the allotment of shares in the company resulting from the merger; if no shares are allotted, the reasons for this must be stated;

Courtesy translation – German version prevailing

4.	the repercussions of the merger on employment, and specifically the employees of the companies concerned, the status of employment and the conditions of employment;
5.	the date from which the shares will entitle the holders to share in profits and any special conditions affecting that entitlement;
6.	the date from which the transactions of the transferring company are deemed to be for the account of the company resulting from the merger (Merger Effective Date);
7.

the rights conferred by the company resulting from the merger on members enjoying special rights or on holders of securities other than shares representing the company capital, or the measures proposed concerning them;

8.	any special advantage granted to a member of the administrative, management or supervisory or controlling bodies, an auditor of the companies concerned by the merger or a merger expert;
9.	the statutes of the company resulting from the merger;
10.

where appropriate, information on the procedures by which arrangements for the involvement of employees in the definition of their rights to participation in the company resulting from the cross-border merger are determined;

11.	information on the valuation of the assets and liabilities transferred to the company resulting from the cross-border merger;
12.	dates of the merging companies’ accounts used to establish the conditions of the cross-border merger.

Pursuant to Section 5 (4) EU-VerschG, the merger plan also has to contain the conditions of the cash compensation which is offered by the company or a third party in exchange for the transfer of his/her shares to a shareholder objecting to the transfer of assets of his/her company to a foreign company; such information is not required if all the company’s shares are held by one shareholder or all shareholders waive their right of cash compensation in writing or in the minutes of the shareholders’ meeting.

Courtesy translation – German version prevailing

§ 8

Pursuant to Section 7 EU-VerschG and Section 220b (4) AktG in conjunction with Section 3 (2) EU-VerschG, the merger expert has to report in writing on the results of the audit. The audit report must state whether the proposed share exchange ratio and the amount of any cash payments and the conditions of the cash compensation offer are fair and reasonable. The audit report must indicate the methods used to arrive at the share exchange ratio and cash compensation offer proposed and state whether such methods are adequate in the case in question and indicate the values arrived at using each such method, if more than one method was used; additionally an opinion has to be given on the relative importance attributed to such methods in arriving at the value decided on. The report shall also describe any special valuation difficulties which have arisen.

§ 9

In order to be able to assess the reasonableness of the share exchange ratio and cash compensation, a review of the underlying company value is necessary. The methods used need to be investigated and the underlying assumptions evaluated. The planning data has to be reviewed for plausibility. The merger expert is not required to make a separate business valuation to determine the share exchange ratio and cash compensation.

§ 10

The merger report of the Management Board and the usefulness of the merger are not part of the statutory merger audit. However, to the extent that the merger report explains and justifies the share exchange ratio and cash compensation, this serves as a source of information for reviewing their reasonableness.

Courtesy translation – German version prevailing

B. LEGAL RELATIONSHIPS

I. Initial situation

§ 11	bwin Interactive Entertainment AG

bwin Interactive Entertainment AG, registered under number FN 166449 d in the companies register of the Vienna Commercial Court, with its corporate seat in Vienna and its business address at Börsegasse 11, 1010 Vienna, Austria is a stock corporation organised under the laws of Austria with a share capital of EUR 36,066,041.--, which is divided into 36,066,041 bearer shares with no par value. The actual share capital consists of the share capital as set forth in the Companies Register in the amount of EUR 35,717,696 and the 348,345 ordinary shares with a pro-rated nominal amount of EUR 1 issued to employees since 1 January 2010 under the Employee Stock Option Plan in accordance with section 159 (2) no. 3 AktG (status: date of the merger report of the Management Board of bwin Interactive Entertainment AG).

§ 12	PartyGaming Plc

PartyGaming Plc, registered under number 91225 in the Register of Companies in Gibraltar with its corporate seat in Gibraltar and its business address at Suite 711, Europort, Gibraltar, is a public limited company organised under the laws of Gibraltar, with an authorised share capital of GBP 105,000, which is divided into 700,000,000 registered shares with a nominal value of GBP 0.00015 each. The issued share capital is currently 413,061,701 shares (status: 17 December 2010).

II. Merger of bwin Interactive Entertainment AG into PartyGaming Plc

§ 13	The merger plan explains the intended prior demerger, the planned merger, the assets to be transferred to PartyGaming Plc, and the consideration received for the transfer of assets.

Courtesy translation – German version prevailing

§ 14

Prior to the merger, which is the subject of the present report, bwin Interactive Entertainment AG intends to transfer its operational business to bwin Services AG, registered under number FN 351580 f in the companies register of the Vienna Commercial Court with its registered seat in Vienna and business address at Börsegasse 11, 1010 Wien, a wholly-owned subsidiary of bwin Interactive Entertainment AG, through demerger and acquisition by way of universal succession. For this purpose, the Management Boards of bwin Interactive Entertainment AG and bwin Services AG drafted a demerger and acquisition contract on 17 December 2010.

The demerger is a demerger for acquisition pursuant to Section 1 (2) no. 2 in conjunction with section 17 SpaltG (Austrian Demerger Act), utilising the tax privileges under article VI UmgrStG (Austrian Reorganisation Tax Act). The demerger is based on the closing balance sheet of the demerging company as at 30 September 2010, demerger date within the meaning of section 2 (1) no. 7 SpaltG and section 33 (6) UmgrStG being 30 September 2010. After completion of the demerger, bwin Interactive Entertainment AG will essentially only retain the contractual relationships and assets listed in section 4 (10)(b) of the demerger and acquisition contract, which are specifically participating interests, including those in bwin Services AG.

§ 15

Based on the merger plan, bwin Interactive Entertainment AG is to be merged into PartyGaming Plc under the Austrian EU Merger Act (EU-VerschG), the Austrian Reorganisation Tax act (UmgrStG) and the Gibraltar Merger Regulations. As soon as the order of the Supreme Court of Gibraltar approving the merger is final and enforceable, the assets and liabilities remaining with bwin Interactive Entertainment AG after the registration of the demerger will be transferred to PartyGaming Plc by way of universal succession pursuant to section 3 (2) EU-VerschG in conjunction with section 225a (3) AktG and the Gibraltar Merger Regulations.

§ 16

The merger of bwin Interactive Entertainment AG into PartyGaming Plc is executed on the basis of the closing balance sheet of bwin Interactive Entertainment AG as at 30 September 2010, utilising the tax privileges under article I UmgrStG. The Merger Effective Date within the meaning of section 5 (2) no. 6 EU-VerschG is 30 September 2010.

Courtesy translation – German version prevailing

§ 17

As a result of the planned merger of bwin Interactive Entertainment AG into PartyGaming Plc, bwin Interactive Entertainment AG’s entire assets, which, after the demerger becoming effective comprise mostly participating interests, are transferred from bwin Interactive Entertainment AG to PartyGaming Plc by way of universal succession, with the simultaneous dissolution of bwin Interactive Entertainment AG. In the course of the merger – and subject to approval by the shareholders’ meeting – PartyGaming Plc will change its name to bwin.party digital entertainment plc. In consideration for their perished bwin Interactive Entertainment AG shares, bwin Interactive Entertainment AG shareholders will receive new bwin.party digital entertainment plc shares issued by bwin.party digital entertainment plc through a capital increase.

§ 18

Section 4 (12) of the merger plan explains that pursuant to section 10 EU-VerschG, every bwin Interactive Entertainment AG shareholder on surrender of his shares is entitled to receive cash compensation, if he has raised an objection to the merger resolution of the shareholders’ meeting deciding on the merger, requested that such objection be recorded in the minutes of the shareholders meeting and was a bwin Interactive Entertainment AG shareholder from the date of the resolution to the date of exercising his right to cash compensation. The cash compensation offered is EUR 23.52 for each bwin Interactive Entertainment AG share.

§ 19

Shareholders of bwin Interactive Entertainment AG may at any time before and after the extraordinary shareholders meeting up to three days before the date of the merger coming into force (merger effective date) sell their shares on the Vienna Stock Exchange or buy additional shares of bwin Interactive Entertainment AG. Under the merger, the shareholders of bwin Interactive Entertainment AG therefore can choose between exchanging their shares, selling their shares after the shareholders meeting on the Stock Exchange or receiving a cash compensation for their shares. All shareholders of bwin Interactive Entertainment AG are free to sell their bwin shares after the shareholders meeting or immediately after the completion of the share exchange, their newly acquired shares in bwin.party digital entertainment plc via the London Stock Exchange and thus receive possibly a higher amount than the cash compensation offer.

Courtesy translation – German version prevailing

C. MERGER AUDIT

I. Completeness and accuracy of the merger plan

§ 20	The Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc drew up a joint merger plan on 20 December 2010 in accordance with section 5 EU-VerschG.

§ 21	Form, names and registered offices of the transferring company and the company resulting from the merger (section 5 (2) no. 1 EU-VerschG)
The corporate forms, names and registered offices of the companies concerned by the merger are stated in the draft merger plan and correspond to the relevant entries in the companies register.

§ 22	Share exchange ratio, amount of cash payment and details of the allotment of shares (section 5 (2) no. 2 and 3 EU-VerschG)
The share exchange ratio and the details of the allotment of shares by the transferee are established in section 4 (2) of the draft merger plan.

As consideration for the assets transferred in the merger the shareholders of the transferring company will receive 12.23 new bwin.party digital entertainment plc shares for each share of bwin Interactive Entertainment AG in accordance with the share exchange ratio established in section 4 (2)(b) of the draft merger plan. No cash payments are envisaged.

Courtesy translation – German version prevailing

§ 23	Repercussions of the merger on employment situation (section 5 (2) no. 4 EU-VerschG)

The repercussions of the merger on employment, especially on the employees of the companies concerned, the employment situation and the employment conditions, are outlined in section 4 (3) of the merger plan.

Due to the demerger of the operational business including the employment contracts of bwin Interactive Entertainment AG and their transfer to bwin Services AG, the subsequent merger has no direct implications for employees of bwin Interactive Entertainment AG. Section 4 (3)(b)(iii) of the merger plan states that the managements of the companies concerned have identified potential savings which may lead to a reduction of the number of employees and outsourcing of development positions to lower-cost sites.

§ 24	Date from which the shares will entitle the holders to share in profits (section 5 (2) no. 5 EU-VerschG)

Pursuant to section 4 (4) of the merger plan, the new shares to be allotted to the shareholders of bwin Interactive Entertainment AG will entitle to all dividends and profit distributions resolved, completed, distributed or established on or after 1 January 2010.

§ 25	Date from which the transactions of the transferring company are deemed to be for the account of the transferee company (Merger Effective Date) (section 5 (2) no. 6 EU-VerschG)

Pursuant to section 4 (5) of the merger plan, the merger is based on the closing balance sheet of bwin Interactive Entertainment AG as at 30 September 2010. The Merger Effective Date is 30 September 2010. Therefore, from 1 October 2010, 00:00 o’clock, any transactions by bwin Interactive Entertainment AG are deemed to be for the account of bwin.party digital entertainment plc, as a result of the merger.

Courtesy translation – German version prevailing

§ 26

Rights conferred by the company resulting from the merger on members enjoying special rights or on holders of securities other than shares representing the company capital, or the measures proposed concerning them (section 5 (2) no. 7 EU-VerschG)

Pursuant to section 4 (6) of the draft merger plan, and subject to the approval of the shareholders’ meeting of PartyGaming Plc, which shall resolve on the merger, and to the completion of the merger, certain major shareholders of PartyGaming Plc and bwin Interactive Entertainment AG have certain special rights. Those are entitled to nominate one member of the Board of Directors of bwin.party digital entertainment plc and to demand removal of the director thus nominated; this right of nomination is also transferable under certain conditions. Certain information rights for the benefit of the major shareholders have also been agreed upon.

In addition, the future articles of association of bwin.party digital entertainment plc, to be adopted by the shareholders’ meeting of Party Gaming Plc will include special provisions imposing on the shareholders of bwin.party digital entertainment plc with a stake of over 5% in the share capital of bwin.party digital entertainment plc certain behavioural patterns in connection with licensing and other gaming law procedures. Besides specific rights in situations in which bwin.party digital entertainment plc can require these obligations to be met (e.g. payment of costs of proceedings), a major shareholder may also be required to sell his/her shares in bwin.party digital entertainment plc.

bwin Interactive Entertainment AG currently has an employee stock option plan, and has entered into individual special arrangements in addition to this plan, under which members of the Management Board of bwin Interactive Entertainment AG and other individuals have been granted performance-related options for bwin Interactive Entertainment AG shares. Options that are not exercised before legal effectiveness of the merger shall be converted to equivalent options for bwin.party digital entertainment plc shares on terms reflecting the exchange ratio applicable to all eligible bwin Interactive Entertainment AG shareholders, and also reflecting all other underlying conditions of the original options granted by bwin Interactive Entertainment AG. To preserve the conditions underlying the options, bwin.party digital entertainment plc will adopt a transition plan. This transition plan shall be conditional on the merger becoming legally effective.

Courtesy translation – German version prevailing

§ 27

Special advantages granted to a member of the administrative, management or supervisory or controlling bodies, an auditor of the companies concerned by the merger or a merger expert (section 5 (2) no. 8 EU-VerschG)

Section 4 (7) of the merger plan names the future members of the Board of Directors of bwin.party digital entertainment plc, their remunerations and the fees of the merger experts. It also states that no special rights shall be granted to the auditors of the financial statements of PartyGaming Plc and bwin Interactive Entertainment AG respectively.

§ 28	Statutes of the company resulting from the merger (section 5 (2) no. 9 EU-VerschG)
The statutes of bwin.party digital entertainment plc are attached to the merger plan as an Appendix.

§ 29	Participation rights of employees (section 5 (2) no. 10 EU-VerschG)
Pursuant to section 4 (9) of the merger plan, all participation rights of employees are based on the statutory provisions in Gibraltar.

§ 30	Valuation of assets and liabilities (section 5 (2) no. 11 EU-VerschG)

Upon the merger becoming effective, the assets and liabilities of bwin Interactive Entertainment AG will be measured in accordance with IFRS 3, i.e. at fair values, by bwin.party digital entertainment plc, as described in section 4 (10) of the merger plan.

Courtesy translation – German version prevailing

§ 31	Dates of the merging companies’ accounts used to establish the conditions of the cross-border merger (section 5 (2) no. 12 EU-VerschG)
Pursuant to section 4 (11) of the merger plan, the reporting date for the interim financial statements which are the basis for the merger is 30 September 2010.

§ 32	Conditions of the cash compensation (section 5 (4) EU-VerschG)

The cash compensation offer is outlined in section 4 (12) of the merger plan as follows: Shareholders of bwin Interactive Entertainment AG who objected on the record at the shareholders’ meeting resolving on the merger are entitled (subject to registration of the merger) to a cash compensation of EUR 23.52 per share of bwin Interactive Entertainment AG. PartyGaming Plc and bwin Interactive Entertainment AG undertake to provide security for the full amount of the cash compensations claimed in the form of a bank guarantee or cash deposit.

II. Other findings

§ 33

Pursuant to section 7 (4) EU-VerschG the audit report also has to include a statement on the amount of the share capital and appropriated reserves of the participating companies, if a company transfers its assets to a company resulting from the merger which has its registered office in another member state. At the Merger Effective Date of 30 September 2010, the share capital of bwin Interactive Entertainment AG was EUR 36,000,988 according to the audited interim financial statements. There were appropriated reserves in the form of additional paid-in capital totalling EUR 134,092,655.87 and reserves for share options of EUR 55,655,179.10.

According to the unaudited interim financial statements of PartyGaming Plc for the period ending 30 September the share capital was USD 104,187.76 and the share premium USD 70,515,094.98.

Courtesy translation – German version prevailing

III. Information for determining the share exchange ratio and cash compensation offer

1. Introduction

§ 34

The share exchange ratio and underlying valuations were determined by bwin Interactive Entertainment AG and PartyGaming Plc in cooperation with their advisers, namely McQueen Ltd for bwin Interactive Entertainment AG and Deutsche Bank AG for PartyGaming Plc. The legally required cash compensation offer was determined by bwin Interactive Entertainment AG with support of McQueen Ltd. bwin Interactive Entertainment AG waived preparation of explicit opinions (valuation appraisals, fairness opinions) by external experts or advisers.

§ 35

The basis for the valuations were the business plans drawn up by the Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc. The valuations were also based on the interim financial statements of bwin Interactive Entertainment AG, audited by KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, as well as the unaudited interim financial statements of PartyGaming Plc as presented in their management reporting package; in each case for the period ending 30 September 2010.

§ 36

Based on these business plans and interim financial statements, bwin Interactive Entertainment AG drew up business valuation models for bwin Interactive Entertainment AG and PartyGaming Plc. The valuation of both companies was done using comparable methodologies which took into account the Professional Guidelines of the Expert Committee on Business Administration and Organization of the Institute for Business Economics, Tax Law and Organization of the Austrian Chamber of the Tax Advising, Auditing and Accounting Professions for the Valuation of Businesses (adopted on February 27, 2006 as KFS/BW 1).

Courtesy translation – German version prevailing

Both companies were valued under the assumption of going concern and on a stand-alone basis, i.e. it was assumed that both companies would continue operating under their existing business models, and synergies which would result from the merger (“real” synergies) were not taken into account.

For our merger audit, the valuation models drawn up by bwin Interactive Entertainment AG together with the supplementary documentation of the company’s consultants have been submitted to us.

§ 37

The Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc set the share exchange ratio pursuant to Section 4(2)(b) of the merger plan as follows: for 1 bwin Interactive Entertainment AG share 12.23 bwin.party digital entertainment plc shares shall be granted.
The cash compensation offer was set at EUR 23.52 per share of bwin Interactive Entertainment AG.

2. Methods for determining the share exchange ratio

§ 38

In chapter 3(7) of the merger report of the Management Board of bwin Interactive Entertainment AG the principles and methods used to determine the reasonable share exchange ratio and cash compensation offer are explained and justified.

Accordingly, the share exchange ratio and cash compensation offer were based on valuations using the Discounted Cash flow method (equity approach) as the primary valuation method.

As both companies are listed, the share prices of the two companies were used to check the plausibility of the business values determined according to the Discounted Cash flow method.

The cash compensation offer was also checked for plausibility using capital market- and transaction-oriented multiples.

Courtesy translation – German version prevailing

3. Reasonableness of the valuation methods used

§ 39

The fundamental assumption on which a valuation is based is that a business represents the potential to generate future benefits and that potential determines the value of the business. Various theoretical and practical methods of business valuation are available to calculate that potential. None of these methods can be described as absolutely correct, not least because the individual components of the value of a business are rooted in different factors. These include social, legal and technological factors as well as a variety of economic considerations such as market position, product specifications, quality of management etc. For this reason, there is also no method of valuation whose use is compulsorily prescribed by statute, court rulings, or professional associations.

Decisions about corporate acquisitions, sales, mergers, shareholdings and so on are essentially investment decisions. Consequently, the valuation of a business must also be structured as an investment calculation. The fundamental questions for determining a value on the basis of investment theory are what income surpluses the business can be expected to generate in the future and what amount would have to be paid for an equivalent alternative investment with the same income surplus. As a result, the literature on the subject is dominated by discounted earnings and discounted cash flow methods.

Also according to the Professional Guidelines KFS/BW1 issued by Expert Committee on Business Administration and Organization of the Institute for Business Economics, Tax Law and Organization of the Austrian Chamber of the Tax Advising, Auditing and Accounting Professions and by standard IDW S1 in the version dated April 2, 2008 issued by the Institute of Public Auditors in Germany, the value of a business is also defined as an amount related to future events. On the assumption that the objectives of the investor are purely financial, the value of the business is derived from the present value of the net inflows to the owners associated with ownership of the business, generated by continuing to run the business as before and disposing of any assets not necessary for operations (future earnings value). The present value is calculated using the discount rate that corresponds to the return on an adequate alternative investment.

Courtesy translation – German version prevailing

The future earnings value can be calculated using either the capitalized earnings method or a discounted cash flow (DCF) method. Under identical assumptions, the two methods lead to identical results and are suitable for determining objectified as well as subjective business values. However, current theory and practice prefer the DCF methods. Specific DCF methods are (1) the weighted average cost of capital approach (WACC-approach) and (2) the adjusted present value approach (APV-approach) as entity approaches, and (3) the equity approach.

§ 40

According to KFS/BW1, prices established on the basis of multiples of earnings, revenues, or product volumes may also serve in individual cases as indicators for an assessment of the reasonableness of the results of the valuation by the capitalized earnings method or by a DCF approach following the principles of the KFS/BW.

§ 41

In the case of listed businesses, also the quoted share prices should be used to test the reasonableness of the determined business value. Significant differences are to be analyzed and explained (e.g. small proportion of shares traded, lack of marketability, market price manipulation). Differences for which there is no factual explanation should be taken as an indication that a critical review is required of the initial data and the premises on which the valuation is based.

§ 42

As already noted, the share exchange ratio and cash compensation offer are based on valuations of bwin Interactive Entertainment AG and PartyGaming Plc applying the equity approach of the DCF-method as the primary approach to valuation. The business values according to the DCF-method were checked for plausibility using the quoted share prices and – for the cash compensation offer – capital market- and transaction-oriented multiples.

Courtesy translation – German version prevailing

§ 43

In the light of the above explanations, summarising the positions developed in theory, practice and court decisions, the valuation methods applied and the selected plausibility considerations are in our opinion reasonable for the existing reason and purpose of valuation.

4. Share exchange ratio using different methods and specific difficulties encountered in the valuation

§ 44

The basis for determining the share exchange ratio is the business valuations prepared by bwin Interactive Entertainment AG for both companies. As noted above, the same valuation method (i.e. the equity approach of the DCF-method) was used for both companies. Accordingly, no weighting of different valuation methods was made in determining the share exchange ratio.

§ 45	In its merger report, the Management Board has stated that the following points caused difficulties with the valuation in its view:

“Taking into account the effects of the future regulatory developments in the online gaming industry constituted a particular difficulty in the valuation of the company. The problem was particularly predicting the timing, nature, scope and effects of further regulation of the online gaming market. The problem was solved by developing scenarios which were incorporated into the valuations using probability weighting. There were further problems with the valuation as regards assessing any impending liabilities, of which the likelihood of occurrence and the probable amount could not be sufficiently determined at the time of the valuation.” The liabilities referred to above are contingent liabilities from current appellate procedures of the bwin Interactive Entertainment AG group with regard to value-added tax.

In the course of our audit, we received no further indications of specific problems encountered in the valuation beyond those inherent in the nature of business valuations.

Courtesy translation – German version prevailing

IV. Audit findings in detail

1. Objects of valuation

§ 46

The objects of valuation are bwin Interactive Entertainment AG and PartyGaming Plc at the consolidated level. The valuation, therefore, comprises the entire bwin Interactive Entertainment AG group on the one hand and the PartyGaming Plc group on the other hand.

2. Data basis (interim financial statements, business plans)

§ 47

The starting points for the valuations were the interim (consolidated) financial statements of bwin Interactive Entertainment AG audited by KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, and the unaudited (consolidated) interim financial statements of PartyGaming Plc, in each case for the period ending 30 September 2010.

The audit report of KPMG Austria GmbH included a qualification regarding the (unaudited) reference figures for the period of nine months up to 30 September 2009.

§ 48

The valuation models used the consolidated business plans of bwin Interactive Entertainment AG and PartyGaming Plc as the data basis for determining future earnings. The business plans comprised for each company the budget income statements, budgeted balance sheets and budgeted cash flow statements.

Courtesy translation – German version prevailing

The business plans covered the period from 2011-2014 (bwin Interactive Entertainment AG) and 2011-2013 (PartyGaming Plc) and were for both companies based on the approved 2011 budget. As far as bwin Interactive Entertainment AG is concerned, it has to be noted that in the context of the valuation minor deviations resulted from the fact that the business plan underlying the valuation was completed before the budget was approved.

§ 49

Against the background of particular imponderabilities regarding the timings, nature and scope as well as the implications of future regulation of online gaming in the European Union, bwin Interactive Entertainment AG and PartyGaming Plc developed business plans for three regulatory scenarios, which were subsequently considered in the business valuations:

•	the case of regulation with positive effects,
•	the case of maintaining the status quo, and
•	the case of regulation with negative effects,

The approach of presenting a series of events weighted according to probability of occurrence is in line with the recommendations of KFS/BW1 subsection 57, and we consider it appropriate and proper. The probabilities of occurrence were discussed in detail with the Management Board of bwin Interactive Entertainment AG, which gave logical explanations for them.

§ 50

The business plans and flow to equity forecasts derived from them are based on the business model valid at the date of valuation. Measures intended to result in structural changes to the business may only be included if they have already been in effect or have been set out in a sufficiently concrete form on that date. Thus, opportunities for which there are no concrete plans or legislative conditions, e.g. market entry in Asian countries, were not considered. The possibilities of new entry into the US market were also not taken into account.

Courtesy translation – German version prevailing

The tax conditions for bwin Interactive Entertainment AG and PartyGaming Plc were taken into account, including existing loss carry forwards and amendments to tax legislation which have been ratified but have not come into effect as yet. The current tax models and planning for bwin Interactive Entertainment AG and PartyGaming Plc were used to calculate both the share exchange ratio and the cash compensation offer.

Assets not required for operations were added to the business value, stock options issued and allocated by the individual companies were deducted.

§ 51

Following the detailed planning period (phase I), a static, equilibrium state was assumed, with a sustainable perpetual return (phase II). This phase approach is in line with the relevant principles of KFS/BW1 subsections 53 et seq.

In determining the perpetual return, different growth assumptions were made for each scenario. In the predominantly probable scenario of regulation with positive effects, a sustainable growth rate of 2.0% was assumed; only minimal market growth is to be expected under the status quo scenario, so that a growth rate of 1.0% was assumed; for the scenario with regulation with negative effects it was assumed that after a phase of restructuring there would be no further growth.

§ 52

We asked the members of the Management Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc to explain the business plans presented, and questioned the planning processes, the systematic of the business plans, the business strategies underlying the business plans and the evolution of the material planning parameters. We further reviewed the system, consistency and (in random samples) arithmetical correctness of the business plans, and there were no material objections.

Courtesy translation – German version prevailing

3. Valuation date

§ 53

Business values are time-specific. According to KFS/BW1 subsection 19, the valuation date is the date on which the value of the company is determined; it is set forth in the scope of assignment or determined by contractual or statutory provisions.
In the present case, the decisive valuation date is the date of the shareholders’ meeting of bwin Interactive Entertainment AG in which the merger is to be resolved.

Pursuant to Section 221a AktG, the necessary documents and reports must be published at least one month before that date and the underlying work has accordingly to be completed before this; thus, the valuation and material valuation parameters were based on the information available at the beginning of December 2010.

The technical valuation date is 30 September 2010, the date of the last available audited (for bwin Interactive Entertainment AG) and unaudited (for PartyGaming Plc) interim financial statements. The business values determined as of 30 September 2010 were subsequently accumulated to the 28 January 2011.

4. Valuation methods

§ 54	The share exchange ratio was based on valuations using equity approach of the DCF-method as the primary valuation method.

The results of the DCF-method were checked for plausibility using the quoted share prices of the two companies and, in the case of the cash compensation offer, using capital market- and transaction-oriented multiples.

Courtesy translation – German version prevailing

5. Valuation according to the equity approach of the DCF-method

§ 55

In the equity approach, cash flows to the owners (flows to equity) are capitalised using the cost of equity of the levered company. The cost of equity are calculated considering the Capital Asset Pricing Model (“CAPM”); personal income taxes are ignored.

Under the CAPM the cost of equity (return required by the equity investor) is calculated according to the following formula:

Cost of Equity = risk-free rate + (beta factor * market risk premium)

The following subsections deal with the parameters in detail.

§ 56	Risk-free interest rate: the risk-free interest rate was calculated at 3.58% using Svensson yield curve and the parameters of the Deutsche Bundesbank as of 16 December 2010 for a term of 30 years.

This approach complies with the relevant recommendation of the “Business Valuation” working group of the Chamber of Public Accountants and Tax Advisors; we can confirm the level of the risk-free interest rate.

§ 57

Market risk premium: the market risk premium for Austria and other developed countries with the highest sovereign rating (AAA) was assumed to be 4.75%. As bwin Interactive Entertainment AG and PartyGaming Plc also make net gaming revenue in countries with a lower rating, country-specific market risk premiums were calculated for these countries. Calculation of country-specific market risk premiums was done using the estimates of Prof. Damodaran (www.damodaran.com).

Courtesy translation – German version prevailing

The country-specific market risk premiums were subsequently weighted by their share in the net gaming revenue. Due to the different (current and future) geographical focus of business, bwin Interactive Entertainment AG shows a market risk premium of 5.71% and PartyGaming Plc of 5.58%.

The market risk premium for Austria is within the relevant recommendation of the “Business Valuation” working group of the Chamber of Public Accountants and Tax Advisors of 4.5-5.0%. We were able to retrace basically the essential derivation of the country-specific market risk premiums; we checked their level for plausibility using independent sources and our own calculations and there were no material objections.

§ 58

Beta factor: the beta factor was calculated on the basis of the historical development of the share prices of bwin Interactive Entertainment AG and PartyGaming Plc up to announcement of the merger on 29 July 2010, and was 0.9 for both companies.

We checked the calculation of the beta factor and carried out or own plausibility studies. The use of a uniform beta factor for both companies was logically explained to us given the largely comparable operations in largely comparable markets (with, as a result, a largely comparable operational risk).
Summarising, we regard the derivation and level of the future beta factor as appropriate and proper.

§ 59

Capital structure: in its interim balance sheet as of 30 September 2010 and in its budget balance sheets, bwin Interactive Entertainment AG shows no interest-bearing debt, PartyGaming Plc shows a loan of MGBP 34.7 to be settled in the next few years.

Courtesy translation – German version prevailing

This planning or status of debt in the financial planning generally leads to a situation where the capital structure changes from period to period in the detailed planning period. The resulting change in capital structure risk generally requires period-specific adjustment of the beta factor and cost of equity.

Since there are no material changes in the capital structure of PartyGaming Plc due to the loan and its settlement over the period in question, no period-specific adjustments to the cost of equity were made.

This approach is in compliance with the principles of KFS/BW1 subsection 108, and accordingly gives no reason for objection.

§ 60	Summarising, the cost of equity for bwin Interactive Entertainment AG was 8.72% and the cost of equity for PartyGaming Plc was 8.61%.

We subsequently compared these capitalisation rates to those published in analyst reports. The rates calculated and used by bwin Interactive Entertainment AG are in the lower range of the rates derived from analyst reports.

§ 61

We reviewed the flows to equity used for discounting and their derivation from the business plans for arithmetical and systematic correctness. For this purpose, we copied the business plans into our own models and compared the results (“parallel model approach”).

There were no material differences or objections.

Courtesy translation – German version prevailing

6. Derivation of the appropriate share exchange ratio and cash compensation offer

§ 62

The share exchange ratio was determined on the basis of objectified business values according to the equity approach of the DCF-method under going concern and stand alone assumptions; real synergies after completion of the transaction as well as the costs of the transaction were not considered. The calculated equity values of bwin Interactive Entertainment AG and PartyGaming Plc were subsequently analysed by bwin Interactive Entertainment AG for sensitivity to changes in growth assumptions and capitalisation rates.

This gave a range for the market value of equity of bwin Interactive Entertainment AG of approx.

MEUR 787.1 to MEUR 844.5

Or, based on 35,912,455 shares of bwin Interactive Entertainment AG in circulation as of 3 December 2010, a market value per share of

EUR 21.92 up to EUR 23.52

This result also shows the range for the cash compensation offer to bwin Interactive Entertainment AG shareholders.

The Management Board of bwin Interactive Entertainment AG came on this basis to the conclusion that the cash compensation offer at the upper end of the market value per share of EUR 23.52, is reasonable and this is the amount to be agreed.

This also gave a range for the market value of equity of PartyGaming Plc of approx.

MEUR 710.5 to EUR 763.4

or, based on 408,964,391 shares of PartyGaming Plc in circulation as of 30 November 2010, a market value per share of

EUR 1.74 to EUR 1.87

Courtesy translation – German version prevailing

This gives a range for the share exchange ratio between 11.74 and 13.54 shares of PartyGaming Plc for each share of bwin Interactive Entertainment AG.
The Management Board of bwin Interactive Entertainment AG is therefore of the opinion that the exchange ratio of 12.23 shares in bwin.party digital entertainment plc per share of bwin Interactive Entertainment AG, as announced on 29 July 2010 (preliminary at that time) is reasonable.

7. Quoted share prices

§ 63

The share exchange ratio was checked for plausibility by the Management Board of bwin Interactive Entertainment AG by comparing average quoted prices of the shares of PartyGaming Plc and bwin Interactive Entertainment AG in the past month and the preceding three and six months up to 29 July 2010, the day of the announcement of the intended merger. Both the volume-weighted average prices (VWAP) and unweighted average prices were used. The translation from GBP to EUR was done daily.

Share exchange ratio	1 m	3m	6m

According to VWAP	12.63	11.83	12.27

According to simple average	12.46	11.95	12.26

We retraced both the volume-weighted average prices (VWAP) and the unweighted average prices of the shares of bwin Interactive Entertainment AG and PartyGaming Plc. There were no material objections.

§ 64

To check the plausibility of the cash compensation offer, the Management Board of bwin Interactive Entertainment AG, assuming a pro rata consideration of the expected synergies in the quoted share prices, deducted the estimated values of the synergies expected to accrue to bwin Interactive Entertainment AG of approx. EUR 5.86-7.81 per share from the closing price of the bwin Interactive Entertainment AG share of EUR 30.73 on 17 December 2010. This yields a range for the hypothetical share price adjusted for pro rata expected synergies of EUR 22.93 to EUR 24.88 per share.

Courtesy translation – German version prevailing

We checked the closing price of the bwin Interactive Entertainment AG share on 17 December 2010. There were no objections.

The expected synergies were presented to us in detailed discussions with the Management Board of bwin Interactive Entertainment AG. We checked the plausibility of these expected synergies with external sources (analyst reports) and the price movements of the bwin Interactive Entertainment AG share upon announcement of the intended merger with PartyGaming Plc (an increase of EUR 6.37 on 29 July 2010).

8. Multiples

§ 65

In addition to the plausibility check of the cash compensation offer using average quoted share prices, the result of the equity approach of the DCF-method was also checked for plausibility by the Management Board of bwin Interactive Entertainment AG using capital market- and transaction-oriented multipless of comparable companies (“peer group”).

We checked the composition of the peer group as well as the calculation of the multiples used. There were no material differences or objections.

Courtesy translation – German version prevailing

D. SUMMARY AND CONCLUSIONS

§ 66	Based on the work performed in our opinion:

	1.	The disclosures in the draft merger plan are in accordance with Austrian legal regulations and are correct and complete.
	2.	The proposed exchange ratio of 1 share of bwin Interactive Entertainment AG to 12.23 shares in bwin.party digital entertainment plc shares is reasonable.
	3.	The cash compensation offer of bwin Interactive Entertainment AG of EUR 23.52 per share is reasonable.
4.

To calculate the share exchange ratio, both companies were valued using the equity approach of the Discounted Cash Flow method. This method was also used to determine the cash compensation offer. According to our findings, the method used to determine the share exchange ratio and the cash compensation offer is reasonable. A test of the values calculated in the business valuation did not lead to any material differences.

5.

Regarding indications of specific difficulties arising in the course of the audit, we report follows: There were specific difficulties in considering the effects, on the online gaming industry, of future regulatory developments. The difficulties lay particularly in predicting the timings, nature, scope and effects of further regulation of the online gaming market. They were accounted for by developing scenarios which were incorporated into the valuations using probability weighting. It should further be noted that contingent liabilities (from current appellate procedures of the bwin Interactive Entertainment AG group with regard to value-added tax) were not taken into account since there estimated amount as well as timing could not be sufficiently determined.

Courtesy translation – German version prevailing

The basis for our merger audit is the contract entered into with bwin Interactive Entertainment AG. The “General Conditions of Contract for the Public Accounting Professions” as issued by the Austrian Chamber of Public Accountants and Tax Advisors dated 8 March 2000 and 22 March 2010 (AAB 2010) (Appendix 2) are an integral part of this contract. These terms of contract apply not only between the company and the merger expert but also to third parties. The contractual relationship and all claims arising out of it shall solely be governed by and construed with Austrian law, specifically Austrian substantive law excluding application of the UN convention on contracts for the international sale of goods. Only courts located in Vienna, Austria, shall have exclusive jurisdiction to determine any dispute or claim arising out of or in connection with this engagement. Pursuant to section 3 (2) EU-VerschG in conjunction with section 220b (3) AktG, our responsibility and liability to the companies concerned by the merger and their shareholders is subject to section 275 UGB (Austrian Commercial Code). Pursuant to section 275 (2) UGB, our liability is limited to EUR 12 million.

Vienna, 20 December 2010

Deloitte Audit Wirtschaftsprüfungs GmbH

ppa Dr. Victor Purtscher	Mag. Manfred Geritzer
Certified Public Accountant

Note for U.S. investors

The information in the present report does not constitute any offer for sale or purchase of securities in the United States of America.

Courtesy translation – German version prevailing

The merger plan, the share exchange ratio and cash compensation offer and the present report relate to the merger of two companies having their registered offices outside the United States of America and accordingly are subject to legal provisions different from those applying to a comparable transaction involving one or more companies having their registered offices in the United States of America. It may be difficult for U.S. investors to enforce rights and claims under the U.S. federal securities laws, since both bwin Interactive Entertainment AG and PartyGaming Plc have their registered offices outside the United States of America and the officers and directors of the two companies are domiciled outside the United States of America. It may be difficult for U.S. investors to file a suit against a company or its officers and directors in a country outside the United States of America for violations of the U.S. securities laws. It may also be difficult to compel a company having its registered office outside the United States of America or its affilliates to subject themselves to a U.S. court’s judgement.

Courtesy translation – German version prevailing